FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†**
(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill
≠
, J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel      +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@goldfields.co.za
Media Enquiries

Sven Lunsche
Tel      +27 11 562-9763
Mobile +27 (0) 83 260 9279
email    Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS SPONSORS MINING ENGINEERING
FACULTIES
Johannesburg, 19 April 2010: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) today announced that it is
investing R26m in an effort to address skills shortages in the South
African mining industry. The three-year sponsorship deal comprises investments in the mining engineering faculties at the University of
Witwatersrand and the University of Johannesburg. The official handover ceremony held at Wits University earlier today was
attended by the Department of Minerals and Resources Minister
Susan Shabangu.

The sponsorship aims to forge an alliance between Gold Fields and the universities to promote the study of mining engineering, a core skill required to sustain not only the company itself but the local mining industry as a collective.

The announcement comes amid a renewed sense of urgency
amongst industry and government to address the lack of high level, scarce skills in the country. Only about 90 mining engineering students graduated country-wide last year from an initial intake of around 200 students four years earlier. These graduates are highly sought after not only by South African miners, but worldwide. The slow supply of graduates is compounded by the departure of
established mining engineers due to emigration and retirement. A recent survey by the Landelahni recruitment firm showed that South
African mining engineers are in great demand across the globe and that only about 15% of them remain in the local industry for a long-
term career.

Accordingly, the Department of Mineral Resources has identified skills development as one of the key issues affecting the mining sector's global competitiveness. The department indicated that it intends to investigate the skills needs of the industry and to establish ways of facilitating skills development and the retention of skills in the industry.

Nick Holland, Chief Executive Officer of Gold Fields, said: “The industry is currently facing a skills gap crisis which is proving to be a serious challenge for the mining industry. We are pleased to be partnering with Wits University and the University of Johannesburg to help ensure that we create a pipeline of qualified engineers who can benefit Gold Fields and the industry in general.”

Professor Loyiso Nongxa Vice-Chancellor and Principal of the University of Witwatersrand added:
“We are pleased to partner with Gold Fields on this project and we are confident that this partnership will yield benefits for the development of our country and the continent.”

In terms of the sponsorship agreements, the universities will receive a once off capital injection of
R8m followed by R6m a year for three years. In return Gold Fields is afforded naming right status for the infrastructure that it sponsors as well as participation in advisory committees at the two universities.

Amongst others the funds at Wits will be used for the expansion of the fourth quadrant of the
Chamber of Mines Building which houses the Wits Faculty of Engineering; to equip a new 101-seater mining design laboratory; upgrading and new equipment for the Mining School’s main design laboratory; and, salaries of full-time senior tutors at the faculty.

The sponsorship is in addition to a range of other educational initiatives undertaken by Gold Fields.
Last year the company spent around R165 million on education in South Africa, including its Gold
Fields Academy and on-mine training. Gold Fields also awarded 124 university bursaries, 378 technical learnerships and 40 post-graduate assignments in 2009.

Sponsorship of engineering education is not new to Gold Fields. The company funded the National
Engineering awards amongst seven universities for years and is a significant contributor to the
Mining Education and Training Fund, which supports the salaries of senior academic staff in the field.

Gold Fields has previously supported the engineering departments at both Wits University and the
University of Johannesburg directly, as well as other faculties at both universities. These included the
Specialised Education unit for Deaf Education, the Institute for Palliative Medicine, the Paediatric HIV
Programme and the Centre for Sustainability at Wits, as well as Natural Sciences departments and various outreach programmes at the University of Johannesburg.
Enquiries
Gold Fields Limited
Sven Lunsche
Tel +27 11 562-9763
Mobile +27 (0) 83 260 9279
email
Sven.Lunsche@goldfields.co.za

University of the Witwatersrand, Johannesburg
Buhle Zuma, Communications Officer
Tel +2711 717-1018
Mobile +27 (0) 82 886 8440
email
Buhle.Zuma@wits.ac.za
-ends-
Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock
Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange
(SWX). For more information please visit the Gold Fields website at www.goldfields.co.za
*Based on the annualised run rate for the second quarter of F2010

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 April 2010

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:       Senior Vice President: Investor
               Relations and Corporate Affairs